

Mail Stop 4561

August 19, 2016

Bonnie Yi Zhang
Chief Financial Officer
SINA Corporation
37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai 200121, China

   Re: **SINA Corporation**
     Form 20-F for the Fiscal Year Ended December 31, 2015
     Filed April 28, 2016
     Form 6-K filed August 9, 2016
     File No. 001-37361

Dear Ms. Zhang:

  We have reviewed your letter dated August 5, 2016 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 25, 2016.

Form 20-F for the Fiscal Year Ended December 31, 2015

Operating Results

Results of Operations

Net Revenues, page 85

1. We note your response to prior comment 1 where you indicate that you will "consider disclosing the general trend of mobile advertising revenues in future annual reports on

Form 20-F if such trend is known to the Company." Based on the information provided in your response it appears that certain trend information is currently available. Therefore, please clarify whether you intend to discuss the increasing trend in mobile revenues and the decreasing trend in PC revenues in your next Form 20-F. In addition, tell us how the gross margins for mobile advertising arrangements compares to PC advertising arrangements and what consideration was given to discussing any significant difference in such margins.

2.   Please describe for us how you separately track monetization for mobile and tell us what relevant disclosures you intend to include in future Form 20-F filings. In this regard, we note your discussion of growth in mobile MAUs for Weibo in your Q2 earnings call as well as your reference to "rapid growth in mobile traffic" related to the Portal business.

Notes to Consolidated Financial Statements

Note 17. Financial Instruments

Non-recurring, page F-52

3.   We note your proposed revised disclosures in response to prior comment 3. Please confirm that you will further revise your disclosures to include quantitative information about the unobservable inputs used in the fair value measurements pursuant to ASC 810-20-50-2(bbb).

Form 6-K filed August 9, 2016

Exhibit 99.1

Unaudited Reconciliation of Non-GAAP to GAAP Results

4.   We note your response to prior comment 4. Please explain why you only include a tax provision for amortization of intangible assets. Tell us how your non-GAAP income tax expense is commensurate with your non-GAAP measure of profitability. Also, please revise your future filings to clearly explain your tax adjustment. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ed Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: <u>Via E-mail</u>
Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP